11016168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	3235-0123
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLYMPIA ASSET MANAGEMENT, LTD.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE, 17th FLOOR
(No. and Street)

NEW YORK, (City) N.Y. (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL O. BUNSIS (212) 586-7225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD, G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL P. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLYMPIA ASSET MANAGEMENT, LTD., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public #02F06186589
Exp: 5/15/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLYMPIA ASSET MANAGEMENT, LTD.

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholder of
Olympia Asset Management, Ltd.

I have audited the accompanying statement of financial condition of Olympia Asset Management, Ltd. as of December 31, 2010 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olympia Asset Management, Ltd. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arnold G. Greene

February 20, 2011

OLYMPIA ASSET MANAGEMENT, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS:		
Cash		$ 157,755
Receivables from brokers and dealers:		
Clearance account	$ 612,849	
Good faith deposit account	50,165	663,014
Furniture, Fixtures and Equipment (net of Accumulated depreciation of $80,277)		33,499
Other assets:		
Deposits		129,839
Total assets		**$ 984,107**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued compensation		$ 270,187
Accrued expenses payable		$ 355,595
Total current liabilities		**625,782**
STOCKHOLDERS EQUITY:		
Common stock, no par value; authorized 200 shares; outstanding 100 shares.	$ 10,000	
Additional paid-in capital	290,000	
Retained earnings (deficit)	(58,325)	
Total stockholder's equity		**358,325**
Total liabilities and stockholder's equity		**$ 984,107**

See notes to financial statements.

OLYMPIA ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. **DESCRIPTION OF BUSINESS**

Olympia Asset Management, Ltd. (the "Company") is a registered securities broker-dealer located in New York, New York. The company became a member of the National Association of Securities Dealers ("NASD") on September 9, 2003, and commenced operations on that date as a securities broker-dealer. Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis. The Company was incorporated under the laws of the State of New York on December 4, 2002 and changed its name from Murphy Financial Group, Inc. on March 24, 2003.

2. **SIGNIFICANT ACCOUNTING POLICIES**

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of furniture and equipment is provided on a straight-line basis and MACRS method of depreciation.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The stockholder of the Company has elected to be taxed as an "S" corporation for federal and New York State tax purposes. Under "S" status, the Company is not subject to federal and NYS corporate income taxes on its taxable income. Instead, the stockholder is individually liable for income taxes on corporate taxable income. Accordingly, the accompanying financial statements only provide for corporation income taxes imposed by New York City.

3. **DUE FROM CLEARING FIRM**

The Company has a clearing agreement with Penson Financial Services, Inc. The clearing broker has custody of the Company securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers, which are carried, on the books and records of the clearing broker.

CONTINUED NOTES TO FINANCIAL STATEMENTS

At December 31, 2010, the amount due from the Company's clearing firm consisted of net commission's receivable of $612,849 and a clearing deposit of $50,165.

4. **LEASE COMMITMENT**

The Company leases an office facility under a lease expiring in 2014. The Company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

Year ending December 31,	
2010	$ 481,020
2011	$ 481,020
2012	$ 481,020
2013	$ 481,020
	$ 1,924,080

The rent expense was $480,455 for the year 2010.

5. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

The Company places its cash in commercial checking accounts; bank balances may from time to time exceed federally insured limits.

6. **RELATED PARTY TRANSACTIONS**

The stockholder received capital distributions from the Company in the amount of $40,323 during the year.

7. **EMPLOYEE BENEFIT PLAN**

The Company maintains a 401(k) plan the (the"Plan") for the benefit of substantially all full-time employees. Eligible employees may make voluntary contributions to the Plan, subject to statutory and Plan limitations.

8. **THE FOLLOWING SUPPLEMENTARY INFORMATION IS SUBMITTED:**

Exemption from Rule 15c3-3 is claimed under (k) (2) (ii):
All customer transactions are cleared through another broker-dealer, Penson Financial Services, Inc. on a fully disclosed basis.

OLYMPIA ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS CONTINUED-

NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregated indebtedness, as defined, or $5,000, whichever is greater.

Net capital as reported on page 9 of this audited Form X-17A-5 indicates net capital of $194,987, which exceeded the required minimum net capital of $41,719 by $153,268. The company's ratio of aggregate indebtedness to net capital was 3.21 to 1.

9. **LEGAL MATTERS:**

An arbitration has been filed against the firm by a customer. The case is in the early stages, and management is vigorously defending its position. It is still too soon to make any determination.

10. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK**

In the normal course of business, the Company may have cash at banks in excess of federally Insured limits and is exposed to the credit risk resulting from this concentration of cash.

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of

OLYMPIA ASSET MANAGEMENT, LTD.

In planning and performing my audit of the financial statements and supplementary schedules of Olympia Asset Management, LTD. (the "Company") for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(I) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management and required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2011

Arnold G. Greene

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

OLYMPIA ASSET MANAGEMENT, LTD.

SIPC GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2010

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Shareholder of:
Olympia Asset Management, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC")* for the year ended December 31, 2010, which were agreed to by Olympia Asset Management, Ltd. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7).* The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the *Form X-17A-5* for the year ended December 31, 2010, as applicable, with the amounts reported in *Form SIPC-7 for the year ended December 31,2010;*
3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7T* on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2011

Arnold G. Greene

Olympia Asset Management, Ltd.
Schedule of Assessment and Payments
For the year ended December 31, 2010

Total Revenues			**$ 9,094,462**
SIPC Net operating Revenue			**9,094,462**
SIPC General Assessment at .0025			**22,736**
Less:	Payments	July 31, 2010	(22,016)
Assessment Balance Due (Paid February 4, 2011)			**$ 720**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT